

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2012

Via Secure E-mail
Herbert Ruetsch
Chief Executive Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

> Re: **Fairway Group Holdings Corp.**
> **Confidential Draft Registration Statement**
> **Submitted August 2, 2012**
> **CIK No. 0001555492**

Dear Mr. Ruetsch:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-1C

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating FINRA has cleared the filing.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion as well as the other exhibits once they are filed. Please

understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Please provide us with gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

5. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Alternatively, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements. The following are examples only of some of your competitive position assertions:

    - "Fairway Market is a high-growth food retailer…," pages 1, 54 and 75;
    - "…a leading food retailing destination in the Greater New York City metropolitan area…," pages 1, 54 and 75;
    - "…an unmatched selection of fresh, natural and organic products…,"
    - "Our prices typically are lower…,"
    - "…unique product assortment not found in either conventional grocery stores or natural/specialty stores…,"
    - "We believe our stores are among the most productive…," and
    - "…industry leading productivity," pages 3 and 77.

    Please also provide us with a copy of the Buxton study, with appropriate markings and page references, to support your statements regarding the potential for your future growth.

Table of Contents, page i

7. Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Market and Industry Data, page ii

8. We note you cite market data that is "[b]ased on demographic research conducted for us by the Buxton Company…" which you state on page 4 and elsewhere in your filing. Please file the consent of Buxton as an exhibit to this registration statement or confirm that this study is widely available to the public. To the extent any of the other studies cited in your filing were conducted by you or with your involvement, please clearly state this in your filing and file the relevant party's consent as an exhibit or confirm that the relevant study is widely available to the public. In addition, please delete the statement that you "have not independently verified any third-party information" to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

9. Please revise your prospectus summary to provide a brief overview of the key aspects of your offering and that is not repetitive of disclosure provided elsewhere in your prospectus. Currently, your summary is lengthy and contains duplicative information. As examples only, and not as an exhaustive list, we note your disclosure on page 1 contains much of the information presented on page 54 while your discussion on pages 2 -4 overlaps significantly with the discussion on pages 76-78. Please see the instruction to paragraph 503(a) of Regulation S-K and Note 4 to Rule 421(b) of Regulation C.

Risks Affecting Our Business, page 4

10. Please balance the discussion of your company, competitive strengths and growth strategy with a discussion of the principal competitive challenges and risks facing the company. Your summary risk factors in this section are insufficient in this regard. As examples only, and not as an exhaustive list, please briefly discuss risks associated with:

    • the restrictions on your use of the Fairway name;
    • your election to take advantage of the controlled company exemption; and
    • Sterling Investment's concentrated ownership, voting rights and board representation following the offering including a quantification of Sterling Investment's ownership interest both before and after the offering.

Exchange, page 5

11. We note the discussion of your internal recapitalization. Please tell us what will happen to the 16,282 warrants to purchase your common stock that were outstanding at April 1, 2012. Also explain to us in reasonable detail how you will account for any change to these warrants resulting from your internal recapitalization or your offering. Please revise your disclosures where appropriate to provide this information to your investors.

Implications of Being an Emerging Growth Company, page 5

12. We note your disclosure in the third bullet point in this section. Please also briefly describe the exemption from Section 14A(b) of the Securities Exchange Act of 1934 that is available to you as an emerging growth company.

The Offering, page 7

13. Considering there are several material transactions that are anticipated to occur in connection with your offering, including a stock split, the redemption or conversion of all of your outstanding redeemable preferred stock, the redemption of a portion of your debt and the payment of certain fees to your Sponsors, please tell us what consideration you gave to providing pro forma financial statements under Article 11 of Regulation S-X.

14. Please revise this section as well as your Use of Proceeds section to specify how much of each series of preferred stock you intend to redeem using the proceeds of this offering.

15. For the relevant series of preferred stock being redeemed using the proceeds of this offering, please revise your Prospectus Summary to state:

- the dollar amount originally received by the company for the issuance of the preferred stock;
- the redemption price of the preferred stock; and
- whether, and if so how much, the amount paid from the use of proceeds will include any accrued and unpaid dividends.

Please provide the information in the bullet points above on both a per share and aggregate basis. Please also include any other material redemption terms for the relevant series of preferred stock.

16. Please revise your Prospectus Summary to state that the preferred shares are redeemable at the option of your Board of Directors which is controlled by holders of your preferred stock.

Risk Factors, page 14

17. In an appropriate place in this section, please discuss the risks associated with your recent net losses as well as your prospects for future profitability.

The landlord for a portion of our Broadway store…, page 20

18. Please revise to quantify the importance of your Broadway store so as to put this risk factor in greater context.

We have significant debt service obligations…, page 25

19. Please revise to quantify your current debt so as to put this risk factor in greater context.

Use of Proceeds, page 41

20. Once you determine the amount of debt to be repaid from the proceeds of the offering, please separately quantify the amounts to be paid for principal, accrued interest, and any redemption premiums. Similarly, once you determine the amount of preferred stock to be redeemed from the proceeds of the offering, please separately quantify the amounts to be paid for preferred stock and accumulated unpaid dividends on such stock.

21. Note 8 to your financial statements indicates that all of your preferred stock is redeemable at the option of your Board of Directors, which is controlled by the holders of the preferred stock. Please explain to us how you will determine the portion of the preferred stock to redeem for cash with the proceeds of this offering and the portion to convert into Class B common stock, and revise your disclosures in an appropriate location within your filing to better explain this matter to your investors.

22. We note you may be using a portion of the proceeds to repay your outstanding debt. Please provide the information required by Instruction 4 to Item 504 of Regulation S-K.

Selected Financial Data, page 48

23. We note your disclosure at the bottom of page 50 in footnote (5) that "earnings available for common stockholders was zero, as the unpaid dividends [on preferred stock] exceeded net income." However, we note that your Statements of Operations on page F-4 reflect a net loss attributable to common stockholders in each of the three years presented. Please revise footnote (5) to agree with the loss amounts presented in your financial statements. Please similarly revise footnote (5) to your Summary Historical Consolidated Financial and Other Data.

24. We note the placeholders for basic and diluted loss per common share. Please tell us how the amounts presented here will differ from the amounts currently presented in your historical financial statements. Please also clarify whether you anticipate a difference in these loss per share amounts as compared to your historical financial statements at the time that you complete this disclosure. To assist us in better understanding this matter, please also clarify for us whether your internal recapitalization, which you define as a stock split and reclassifying your outstanding common stock into Class B common stock,

will occur prior to your request for effectiveness, and if so, whether you anticipate reflecting this recapitalization within the historical financial statements contained in this Form S-1.

25. We note the placeholders for pro forma basic and diluted loss per common share and the calculation of the pro forma weighted average number of common shares outstanding on page 51. Based on the narrative description in footnote (5), we assume that you intend to present pro forma loss per share as calculated under Article 11 of Regulation S-X; however, if that is your intent, it is unclear to us your basis for presenting pro forma loss per share for periods prior to the most recent fiscal year and interim period. It is also unclear to us whether this metric will include the shares of Class A common stock expected to be issued in your offering. Please explain to us in more detail how you will calculate this pro forma amount and the basis for your presentation.

26. We assume from disclosures elsewhere in your filing that your Class A and Class B common stock will share equally on a per share basis in your net income or net loss, and therefore the net income or loss per share for any given period will be the same amount for each class. If our understanding is correct, please consider clarifying this to your readers by disclosing that you are calculating pro forma basic and diluted loss per share attributable to Class A and Class B common shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 61

27. We note that fiscal 2012 and fiscal 2010 consist of 52 weeks, while fiscal 2011 consists of 53 weeks. Please revise your analysis of results of operations to quantify the impact of the extra week contained in fiscal 2011, where practicable. At a minimum, please quantify the impact of the extra week on revenue, gross profit, direct store expenses, and general and administrative expenses.

28. We note your disclosure on page 79 and in other parts of your filing where you state one aspect of your growth strategy is to improve your operating margins by continuing to implement your operating initiatives which includes price optimization and shrink reduction. We further note your disclosure on pages 62 and 64 discussing reasons behind your increase in gross margin which were attributable to, among other things, your price optimization initiative and reduced inventory shrinkage. Please revise to quantify the decrease in your cost of sales attributable to your price optimization initiative and reduced inventory shrinkage, if possible. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 67

29. We note your disclosure at the bottom of page 69 that your Senior Credit Facility
    contains customary negative covenants, including restrictions on redemptions on your
    equity interests. Please explain to us in reasonable detail how you considered these
    restrictions when deciding to spend a portion of the proceeds of this offering on the
    redemption of certain of your outstanding preferred stock. Please also revise your
    disclosures in appropriate locations within your filing to clarify this matter to your
    investors.

Investing Activities, page 68

30. Please revise to quantify the amount of capital expenditures in fiscal 2012, 2011 and
    2010 attributable to your merchandising initiatives, equipment upgrades and
    enhancements to existing stores. Please see Item 303 of Regulation S-K and SEC
    Release No. 33-8350.

Critical Accounting Policies and Estimates, page 72

Stock-Based Compensation

31. Please add disclosure to an appropriate location within your Management's Discussion
    and Analysis, such as your Critical Accounting Policies, related to the valuation of your
    stock-based compensation as compared to your estimated initial public offering price, as
    we believe this provides important information to your investors.

32. For any options granted and other equity instruments awarded during the 12 months prior
    to the date of the most recent balance sheet included in the filing, please tell us whether
    you obtained a contemporaneous or retrospective valuation and whether it was performed
    by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of
    Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice
    Aid"). In addition, please revise to disclose the following information related to
    issuances of equity instruments:

    - Discuss the significant factors considered, assumptions made, and methodologies
      used in determining the fair value of the underlying stock and instruments granted;

    - Discuss the significant factors contributing to the difference in the fair value
      determined, either contemporaneously or retrospectively, between each grant and
      equity related issuance. This reconciliation should describe significant intervening
      events within the company and changes in assumptions as well as weighting and
      selection of valuation methodologies employed that explain the changes in the fair
      value of the underlying stock up to the filing of the registration statement. Also, when
      your estimated IPO price is known and included in your registration statement, please

reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

33. Please tell us your proposed initial public offering price. Please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Business, page 75

34. To the extent material, please expand the "Pricing Strategy," "Store Growth and Site Selection" sections, and elsewhere as appropriate, to discuss your Fairway Wine and Spirit locations. Please see Item 101 of Regulation S-K.

Our Products, page 81

35. We note your disclosure concerning sales by product type. Please revise your disclosure to clarify which category contains sales from your Fairway Wine and Spirits locations. Also tell us how you considered presenting these sales as a separate product type within your table, including explaining to us whether you separately track the sale of alcoholic beverages at your stores.

Our History, page 75

36. Please revise your filing to provide your year of incorporation. Please also briefly discuss your subsidiaries. Please see Item 101(a)(1) of Regulation S-K.

Executive Compensation, page 100

Summary Compensation Table, page 100

37. We note your disclosure in the second paragraph on page 101. Please explain the material terms of Mr. Sanford's employment arrangement for fiscal 2012. Please see Item 402(o)(1) of Regulation S-K. In your revised disclosure, please also provide the information required by Item 402(o)(5) as it pertains to Mr. Sanford's bonus. Your disclosure in the penultimate sentence of the third paragraph on page 101 is insufficient in this regard.

38. Given the size of Mr. Glickberg's base salary relative to Messrs. Ruetsch and Sanford, please explain how Mr. Glickberg's base salary was determined. Please see Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 107

39. Please revise or supplement your beneficial ownership table to set forth your beneficial ownership information prior to giving effect to the Exchange so as to include your Series A and B preferred stock. Please see Item 403 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 109

40. We note your disclosure in the first and second sentences of this section. Please clarify whether your related party review, approval and ratification policies and procedures currently are in writing and, if not, how such policies and procedures are evidenced. Please also provide this information for your anticipated review, approval and ratification policies and procedures after the offering. Please see Item 404(b)(1)(iv) of Regulation S-K.

41. Please revise this section to include the transaction discussed in the first full paragraph on page F-25 or tell us where this disclosure is located.

42. We note your statement that, other than as disclosed in this section, there were no related party transactions "since March 29, 2010." Please revise to indicate that there were no such related party transactions since the fiscal year ended March 29, 2012, or advise.

Transactions with Howard Glickberg, page 109

43. For all of the related party transactions where Mr. Glickberg is involved, please revise to provide the approximate dollar value of the amount of his interest in the transaction, which shall be computed without regard to the amount of profit or loss. Your aggregate dollar amounts are insufficient in this regard. Please see Item 404(a)(4) of Regulation S-K.

44. Please clarify whether any of the Former Owners are currently preferred stockholders and if so, whether they are related parties under Item 404 of Regulation S-K. In this regard, we note your disclosure on pages F-25 and F-26.

Real Estate Leases, page 109

45. Please provide the information required by Item 404(a)(3), (a)(4) and (a)(6) of Regulation S-K for Mr. Glickberg's ownership interest in the co-generation plant.

46. We note your disclosure in the last sentence of this section. Please provide the information required by Item 404(a)(3), (a)(4) and (a)(6) of Regulation S-K for Mr. Ruetsch's services performed or tell us why you believe this is unnecessary.

Subordinated Notes, page 110

47. For the transactions in this section, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the period for which disclosure is required and the amount of interest paid during the period for which disclosure is provided. Please see Item 404(a)(5) of Regulation S-K.

Signage, page 111

48. Please provide the information required by Item 404(a)(1), (2) and (a)(6) of Regulation S-K for this transaction.

Management Agreement with Sterling Advisers, page 111

49. Please revise to provide the information required by Item 404(a) for the debt financing fee paid to Sterling Advisers which you discuss on page F-26.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors, page 113

50. Please provide the information required by Item 404(a)(3), (4) and (6) for the transactions with Charles Santoro's nephew, Herbert Ruetsch's son, *both* of Brian Riesenburger's brothers, Ray Venezia's children as well as the children and relatives of your "key employees" referenced or tell us why you believe this is unnecessary.

51. We note your disclosure in the last sentence of this section. Please also provide this information for fiscal 2011 and 2010. Please see Item 404(a) of Regulation S-K.

52. In appropriate place in your filing, please identify those "key employees" referenced in this section and explain why you believe they are "key" employees.

Consolidated Financial Statements, page F-1

General

53. Please update your financial statements to include unaudited interim financial statements as required by Rule 8-08 of Regulation S-X. Please refer to Rule 8-03 of Regulation S-X for guidance on preparation of such interim financial statements.

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7

Description of Business and Organization, page F-7

54. The third paragraph under this heading indicates that you acquired four retail food stores from entities under common control in January 2007. Please explain to us in more detail who owned these four retail food stores prior to January 2007, the transactions that occurred in January 2007, and how this resulted in you acquiring these four retail food stores from entities under common control.

55. Please explain to us in more detail how you accounted for the assets acquired and liabilities assumed from entities under common control. In doing so, please clarify whether you recorded these assets and liabilities at their carrying amounts in the accounts of the transferring entity at the date of transfer. Please also explain to us in reasonable detail the transactions that gave rise to the significant amount of goodwill and other intangible assets that are reflected on your balance sheet.

Merchandise Inventories, page F-8

56. We note that you determine the cost of your inventories using the retail method, which you state approximates FIFO. Explain to us in detail why your application of the retail inventory method approximates FIFO as opposed to average cost. Please clarify whether your disclosure means your retail inventory formula calculates cost based on a FIFO cost flow assumption. Please refer to textbook examples to support whether your retail inventory method represents a FIFO or average cost flow assumption.

Cost of Sales and Occupancy Costs, page F-11

57. We note that this line item includes store rental costs and property taxes. Please revise your disclosures to clarify whether this category also includes rental costs and property taxes for your bakery and warehouses. If not, please revise your disclosures as appropriate to indicate how you classify costs related to your bakery and warehouses.

Recently Issued Accounting Pronouncements, page F-15

58. Please expand your disclosure for each accounting pronouncement to also disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt each recently issued accounting standard, assuming you remain an emerging growth company as of such date. Please refer to Question 14 of the Staff's "Jumpstart Our Business Startups Act, Frequently Asked Questions" Issued April 16, 2012 available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. Please make similar revisions to your discussion of recently issued accounting pronouncements within MD&A.

Note 11. Multiemployer Plan and Employee Benefit Plan, page F-27

59. Please revise to also disclose the information required by ASC 715-80-50c about the multiemployer plan as of April 3, 2011.

60. We note your disclosure that at the date your financial statements were issued, certain Forms 5500 were not available. Please tell us whether information was available to you for any periods covered by your statements of operations concerning whether your contributions represent more than five percent of total contributions to the plan. If so, please disclose the information required to be disclosed by ASC 715-80-50-5e. We note that you are only required to provide information as indicated in the plan's most recently available annual report and to state the year-end date of the plan to which that annual report relates. Please revise or advise.

Note 13. Commitments and Contingencies, page F-30

Other Contingencies, page F-32

61. We note your disclosure that you do not believe that the resolution of your utility services matter will have a material adverse effect on your financial condition or results of operations. You also disclose that in the opinion of your management the ultimate liability with respect to actions filed against the company for other legal proceedings and claims which arise in the ordinary course of business will not materially affect your financial position or results of operations. It is unclear whether unasserted claims that are probable of assertion are included in your assessment of materiality. In addition, it is unclear whether you believe it is reasonably possible that the resolution of these matters could be material to your cash flows and liquidity. Please revise your disclosures to make this clear. If it is reasonably possible that the reasonably possible loss or range of loss may be material in relation to your liquidity or cash flows, please revise to disclose the amount of such loss or range of loss.

Item 17. Undertakings, page II-3

62. Please revise to provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director